Exhibit 99.1

Alpha Tau to Present at Biotech Showcase and Participate in LifeSci Advisors Corporate Access Event During J.P. Morgan Healthcare Conference in San Francisco in January 2023

JERUSALEM, December 13, 2022 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) ("Alpha Tau," or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that the Company plans to present at the Biotech Showcase™ and host institutional investor meetings at this event, as well as at the LifeSci Partners Corporate Access Event. Both in-person events are taking place in parallel with the 41st Annual J.P. Morgan Healthcare Conference which will be held January 9-12, 2023 in San Francisco, California.

Biotech Showcase:

Raphi Levy, Chief Financial Officer, will provide an overview of the Company, including its Alpha DaRT technology, recent pre-clinical and clinical progress, and upcoming clinical trials including its U.S. multi-center pivotal trial in recurrent cutaneous squamous cell carcinoma. Uzi Sofer, CEO of Alpha Tau and Raphi Levy will also host 1x1 institutional investor meetings.

Date/Time: Monday January 9, 2023, at 3 pm PT

Location: Hilton San Francisco Union Square in San Francisco; Yosemite A (Ballroom Level)

To schedule a meeting, investors can register on the Biotech Showcase website (https://informaconnect.com/biotech-showcase/registration-options/)

LifeSci Partners Corporate Access Event:

Uzi Sofer, CEO and Raphi Levy, CFO will be hosting 1x1 institutional investor meetings.

Date: Tuesday, January 10, 2023

Location: Beacon Grand Hotel in San Francisco

To schedule a meeting on the online system managed by LifeSci Partners, please click here (https://www.meetmax.com/sched/event_88379/conference_home.html) to register for the conference.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact

IR@alphatau.com